SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM U5S

ANNUAL REPORT

For the Year Ended December 31, 2003

Filed Pursuant to the
Public Utility Holding Company Act of 1935

by

Energy East Corporation
P.O. Box 12904
Albany, NY 12212-2904

Item 1.    System Companies and Investment Therein as of December 31, 2003
Name of Company	Type of Business	Number of Common Shares	% of Voting Power	Issuer Book Value	Owner's Book Value

Energy East Corporation	Holding company

LNG Storage Partners (1)	Holding company	(3)	16.2%	$7,958,066	$1,291,621

LNG Marketing Partners (2)	Holding company	(3)	10%	$9,072,644	$907,264

Energy East Capital Trust I (4)	Special purpose financing	426,804	100%	$10,670,103	$10,670,103

Energy East Capital Trust II (4)	*	-	100%	-	-

RGS Energy Group, Inc. (RGS)	Holding company	1,000	100%	$2,368,527,927	$2,368,527,927

New York State Electric & Gas Corporation (NYSEG)	Electric and natural gas utility	64,508,477	100%	$962,327,092	$962,327,092

Rochester Gas and Electric Corporation (RG&E)	Electric and natural gas utility	34,506,513	100%	$754,413,201	$754,413,201

Energetix, Inc. (Energetix)	Electricity and natural gas marketer	100	100%	$8,841,063	$8,841,063

RGS Development Corporation	*	100	100%	$100	$100

Name of Company	Type of Business	Number of Common Shares	% of Voting Power	Issuer Book Value	Owner's Book Value

Connecticut Energy Corporation	Holding company	1,000	100%	$451,518,313	$451,518,313

Unsecured debt (6)				$6,344,669	$6,344,669

The Southern Connecticut Gas Company	Natural gas utility	1,407,072	100%	$438,800,601	$438,800,601

CNE Energy Services Group, Inc.	Energy products and services	1,000	100%	$24,924,933	$24,924,933

Unsecured debt (6)				$2,772,086	$2,772,086

LNG Storage Partners (1)	Holding company	(3)	74.5%	$7,958,066	$5,855,472

Total Peaking Services, LLC	Natural gas storage	(3)	100%	$4,853,564	$7,911,341

LNG Marketing Partners (2)	Holding company	(3)	80%	$9,072,644	$7,328,348

CNE Peaking, LLC	Firm in-market supply source	(3)	100%	$5,751,157	$9,047,445

Energy East Enterprises, Inc.	Energy-related investment company	26	100%	$23,662,177	$23,662,177

New Hampshire Gas Corporation	Energy services company	25	100%	$1,772,397	$1,772,397

Seneca Lake Storage, Inc.	Natural gas storage	1	100%	$657,535	$657,535

Maine Natural Gas Corporation	Natural gas utility	10	100%	$21,342,665	$21,342,665

Name of Company	Type of Business	Number of Common Shares	% of Voting Power	Issuer Book Value	Owner's Book Value

The Energy Network, Inc.	Energy-related investment company	5,444	100%	$39,500,303	$39,500,303

Unsecured debt (6)				$13,000,000	$13,000,000

Energy East Solutions, Inc.	Electricity and natural gas marketer	100	100%	$20,143,687	$20,143,687

Unsecured debt (6)				$2,439,318	$2,439,318

NYSEG Solutions, Inc.	Electricity and natural gas marketer	26	100%	$5,768,982	$5,768,982

Energy East Telecommunications, Inc.	Exempt telecommun- ications company	340	100%	$2,058,783	$2,058,783

Dominion Telecom East, LLC	Exempt telecommun- ications company	(3)	50%	$1,943,688	$971,844

Cayuga Energy, Inc.	Energy-related investment company	8	100%	$29,615,795	$29,615,795

PEI Power II, LLC	Peaking generation	(3)	50.1%	$23,775,915	$11,911,733

Name of Company	Type of Business	Number of Common Shares	% of Voting Power	Issuer Book Value	Owner's Book Value

Carthage Energy, LLC	Peaking generation	(3)	100%	$5,502,393	$5,502,393

Unsecured debt (7)				$2,880,415	$2,880,415

South Glens Falls Energy, LLC	Peaking generation	(3)	85%	$1,848,764	$1,570,325

Unsecured debt (7)				$6,425,080	$6,425,080

Energy East Management Corporation	Service company	10	100%	$28,902,339	$28,902,339

CMP Group, Inc.	Holding company	1,000	100%	$697,373,964	$697,373,964

LNG Storage Partners (1)	Holding company	(3)	9.3%	$7,958,066	$740,740

LNG Marketing Partners (2)	Holding company	(3)	10%	$9,072,644	$907,264

Central Maine Power Company	Electric utility	31,211,471	100%	$659,330,998	$659,330,998

Maine Electric Power Company, Inc.	Electric transmission utility	6,877	78.3%	$11,318,200	$9,833,489

NORVARCO	Electric utility	5,000	100%	$855,162	$855,162

Chester SVC Partnership	Electric utility	(3)	50%	-	-

Central Securities Corporation	Real estate	10	100%	$2,591,604	$2,591,604

Cumberland Securities Corporation	Real estate	110	100%	$2,279,134	$2,279,134

Maine Yankee Atomic Power Company	Nuclear generator - in process of being decommissioned	139,954	38%	$44,191,406	$16,484,004

MaineCom Services	Exempt Telecommun-ications	10,000	100%	$7,560,632	$7,560,632

The Union Water-Power Company	Utility services, real estate, energy management services	7,300	100%	$22,843,906	$22,843,906

Maine Power	*	1,000	100%	$100,000	$100,000

Name of Company	Type of Business	Number of Common Shares	% of Voting Power	Issuer Book Value	Owner's Book Value

CTG Resources, Inc.	Holding company	1,000	100%	$371,955,389	$371,955,389

Connecticut Natural Gas Corporation	Natural gas utility	10,634,496	100%	$362,379,564	$362,379,564

TEN Companies, Inc.	Energy services	1,000	100%	$49,723,156	$49,723,156

The Hartford Steam Company	Heating and cooling services	621	100%	$43,380,218	$43,380,218

TEN Transmission Company	Natural gas transmission system	1	100%	$18,455,393	$18,455,393

Berkshire Energy Resources	Holding company	1,000	100%	$106,269,582	$106,269,582

The Berkshire Gas Company	Natural gas utility	100	100%	$106,736,856	$106,736,856

Berkshire Propane, Inc.	Liquefied petroleum	100	100%	-	-

Utility Shared Services Corporation (5)	Utility services	-	100%	-	-

Footnotes to Item 1.

*  Inactive subsidiary

(1) LNG Storage Partners is owned by Energy East Corporation (16.2%), CMP Group, Inc. (9.3%) and CNE Energy Services Group, Inc. (74.5%).

(2) LNG Marketing Partners is owned by Energy East Corporation (10%), CMP Group, Inc. (10%) and CNE Energy Services Group, Inc. (80%).

(3) Noncorporate subsidiary (partnership, limited partnership or limited liability company) see table below.

Company Name	Type of Business	Investment Type
LNG Storage Partners	Partnership	Equity Investment by Energy East Corporation and CMP Group, Inc. /Consolidated with Connecticut Energy Corporation
LNG Marketing Partners	Partnership	Equity Investment by Energy East Corporation and CMP Group, Inc. /Consolidated with Connecticut Energy Corporation
Total Peaking Services, LLC	Limited liability company	Consolidated
CNE Peaking, LLC	Limited liability company	Consolidated
Dominion Telecom East, LLC	Limited liability company	Equity Investment
PEI Power II, LLC	Limited liability company	Consolidated
Carthage Energy, LLC	Limited liability company	Consolidated
South Glens Falls Energy, LLC	Limited liability company	Consolidated
Chester SVC Partnership	Partnership	Consolidated

(4) Energy East Capital Trust I & II (Capital Trusts) were incorporated in Delaware in 2001 as financing entities. In 2003 Energy East adopted the provisions of Financial Accounting Standards Board Interpretation No. 46 (revised December 2003) (FIN 46R) and no longer includes Capital Trust I in its consolidated financial statements as of December 31, 2003. Please refer to the Energy East Annual Report on Form 10-K for 2003, Exhibit No. 12-1 and Exhibit No. 12-2 for the effect of deconsolidation on the Ratio of Earnings to Fixed Charges.

(5) Utility Shared Services Corporation was incorporated on September 17, 2003, under the laws of the state of Delaware to provide certain operating services to system utility subsidiaries. No investment had incurred by December 31, 2003.

(6) Unsecured debt is at 2.0% and is due upon demand.

(7) Unsecured debt is at prime plus 2.0% and is due upon demand.

General Notes to Item 1.

CNE Venture-Tech Inc. was merged into CNE Energy Services Group, Inc. in 2003.

South Jersey Energy Solutions, LLC membership interests were sold in 2003.

New England Investment Corporation, New England Business Trust and New England Security Corporation were dissolved in December 2003.

CNG Real Estate Associates, LLC was dissolved in 2003.

Downtown Cogeneration Associates, LP was dissolved in 2003.

The assets of Berkshire Propane, Inc., a subsidiary of Berkshire Energy Resources, were sold to Osterman Propane, Inc. on May 19, 2003, and November 3, 2003, and to Main Brothers Oil Company, Inc. on October 15, 2003.

Sugar Creek Corporation and Griffith Oil Co., Inc., subsidiaries of Energetix, Inc. were sold to Sugar Creek Acquisition Corporation on October 24, 2003. The following subsidiaries were sold with Griffith Oil Co., Inc. in 2003: Seimax Gas Corporation, Griffith Energy Management, Inc., Moore Bros. Oil Co., Inc., McKee Road Corporation, Burnwell Gas of Canada LTD, Avrimac Corp. and Burnwell Gas Distributors, Inc.

Item 2.    Acquisitions or Sales of Utility Assets

Information concerning acquisitions or sales of utility assets by system companies, which involved consideration of more than $1 million, not reported in a certificate filed pursuant to Rule 24, during the period of January 1, 2003, through December 31, 2003, is as follows:

Acquisitions: None

Sales: None

Item 3.    Issue, Sale, Pledge, Guarantee or Assumption of System Securities during the period
               January 1, 2003 through December 31, 2003

None, except as reported in certificates filed pursuant to Rule 24 and Form U-6B-2 for the year ended December 31, 2003.

Item 4.    Acquisitions, Redemption or Retirement of Securities
Issuer	Description	Consideration	Extinguished or Held	Rule

The Berkshire Gas Company	Commercial Note 3.3275% Due September 2003	$4,705,400	Extinguished	42

The Southern Connecticut Gas Company	Medium-Term Note 5.95% Due September 2003	$3,000,000	Held	42

TEN Companies, Inc.	Secured Term Note, at 6.99% Due 2009	$5,000,000	Extinguished	42

NYSEG	7.55% first mortgage bonds FMB, Due April 1, 2023	$50,000,000 + $1,390,000 premium	Extinguished	42

NYSEG	7.45% FMB, Due July 15, 2023	$23,000,000	Extinguished	42

NYSEG	7.45% FMB, Due July 15, 2023	$77,000,000 + $2,695,000 premium	Extinguished	42

Rochester Gas and Electric Corporation	Secured Term Note, at 7.00% Due March 31, 2014	$79,935,203	Extinguished	42

Rochester Gas and Electric Corporation	Mortgage Bonds FMB, 7.15% Due February 10, 2003	$39,000,000	Extinguished	42

Rochester Gas and Electric Corporation	7.15% FMB, Due March 3, 2003	$1,000,000	Extinguished	42

Rochester Gas and Electric Corporation	6.375% FMB, Due July 30, 2003	$40,000,000	Extinguished	42

Central Maine Power Company	8.16%, January 1, 2005	$9,928,960	Mandatory Principal Payment on Note	42

Central Maine Power Company	Medium Term Note Series E (#3 & #4), 7.5%, August 25, 2003	$50,000,000	Extinguished	42

NORVARCO	Limited Recourse Senior Note, 10.48%, 2020	$1,103,376	Mandatory Principal Payment on Note	42

NORVARCO	Limited Recourse Senior Note, 7.05%, 2020	$79,714	Mandatory Principal Payment on Note	42

Connecticut Natural Gas	8.00% Noncallable Series Preferred	$128	Redeemed	42

The Berkshire Gas Company	4.80% Series Preferred	$7,500	Redeemed	42

Item 5.    Investments in Securities of Nonsystem Companies

1. Aggregate amount of investment in persons operating in the retail service area of the owners, or of its subsidiaries.
Name of Company	Name of Issuer	Type of Business	Number of Common Shares	% of Voting Power	Issuer Book Value	Owner's Book Value

Central Maine Power Company	Yankee Atomic Electric Company	Nuclear generator - in process of being decommissioned	729	9.5%	$1,016,000	$96,507

Central Maine Power Company	Connecticut Yankee Atomic Power Company	Nuclear generator - in process of being decommissioned	21,000	6%	$53,309,840	$2,754,725

Central Maine Power Company	Vermont Yankee Nuclear Power Corporation	Purchase power (1)	16,001	4%	$4,774,322	$301,230

TEN Companies, Inc.	Iroquois	Gas transmission	None Partnership	4.9%	$306,446,934	$18,671,027

CNE Energy Services Group, Inc.	Nth Power Technologies Fund I, LP	Energy-related investment company	None Partnership	7.9%	$11,330,461	$1,028,738

(1) Vermont Yankee Nuclear Power Corporation sold the Vermont Yankee nuclear power station to Entergy Corporation on July 31, 2002. In doing so, Central Maine Power also sold its 4% ownership interest in the Vermont Yankee nuclear power station to Entergy Corporation. Central Maine Power continues to have a purchase power contract to purchase electricity from Vermont Yankee Nuclear Power Corporation.

2. Supplemental information with respect to securities owned not included in category 1.

None.

Item 6.    Officers and Directors - As of December 31, 2003

Legend of Abbreviations
AC	Assistant Clerk
ACO	Assistant Controller
AS	Assistant Secretary
AT	Assistant Treasurer
BOT	Board of Trustees
C	Controller or Chief Accounting Officer
CB	Chairman of the Board
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CL	Clerk
COO	Chief Operating Officer
D	Director
EC	Executive Committee
EVP	Executive Vice President
GC	General Counsel
M	Manager
MC	Management Committee
P	President
S	Secretary
SVP	Senior Vice President
T	Treasurer
VP	Vice President

Address Codes
(a)	Carrigg Center-Corporate Drive, P.O. Box 5224, Binghamton, NY 13902-5224
(b)	1387 Ithaca-Dryden Road, Ithaca, NY 14850-8810
(c)	217 Commercial Street, Portland, ME 04101
(d)	P.O. Box 12904, Albany, NY 12212-2904
(e)	Stephens Square, 81 State Street, Binghamton, NY 13901
(f)	89 East Avenue, Rochester, NY 14649
(g)	855 Main Street, Bridgeport, CT 06604
(h)	321 Old Ferry Road, Wiscasset, ME 04578
(i)	100 Columbus Boulevard, Hartford, CT 06144-1500
(j)	115 Cheshire Road, Pittsfield, MA 01201
(k)	9106 McDonald Drive, Bethesda, MD 20817
(l)	83 Edison Drive, Augusta, ME 04336
(m)	209 State Street, P.O. Box 1209, Presque Isle, ME 04769
(n)	33 State Street, P.O. Box 932, Bangor, ME 04401
(o)	77 Grove Street, Rutland, VT 05701
(p)	800 Boylston Street P-1603, Boston, MA 02199
(q)	P.O. Box 300, Seabrook, NH 03874
(r)	526 Western Avenue, Augusta, ME 04330
(s)	25 Research Drive, Westborough, MA 01582
(t)	52 Farm View Drive, New Gloucester, ME 04260

Part I.    Names, Principal Business Address, Positions Held as of December 31, 2003
	ENERGY EAST MANAGEMENT CORPORATION	ENERGY EAST CORPORATION	NEW YORK STATE ELECTRIC & GAS CORPORATION	CONNECTICUT ENERGY CORPORATION	THE SOUTHERN CONNECTICUT GAS COMPANY	CNE ENERGY SERVICES GROUP, INC.

Allessio, Robert M. (j)					VP, D
Ammann, Jr., Vincent L. (g)					VP, T, D
Aurelio, Richard (a)		D
Benson, Richard R. (b)	VP
Cables, Robert A. (g)						VP, S
Call, Curtis I. (t)	ACO
Carrigg, James A. (a)		D
Castiglia, Joseph J. (a)		D
Conroy, Michael H. (f)			VP
DeFleur, B. Lois (a)		D
DiTommaso, Francis (a)			VP
DuBrava, Elaine T. (a)			S
Eastman, Michael D. (a)			VP
German, Michael I. (i)					D, P
Howard, G. Jean (a)		D
Jagger, David M. (a)		D
Janczewski, Janet L. (g)					S
Jasinski, Kenneth M. (d)	D, EVP, CFO	EVP, CFO	D	D, EVP, CFO	D
Keeler, John M. (a)		D
Kelley, Tim D. (g)					VP
Kump, Robert D. (d)	VP, T, S	VP, T, S		VP, S, T
Lahtinen, James A. (f)			VP
Laurito, James P.(f)			D, P		D
Lynch, Ben E. (a)		D
McClain, F. Michael (c)	VP
Moynihan, Peter J. (a)		D
Neville, Patrick T. (f)	VP
Olson, Clif B. (f)	VP
Raines, Jessica S. (f)	VP
Reis, William (i)					VP
Rich, Walter G. (a)		D
Rude, Robert E. (d)	VP, C	VP, C		VP, C
Sparks-Beddoe, Angela M. (a)	VP
Syta, Joseph J. (f)			T, C
Taylor, Carl A. (e)						D, P
Turner, Teresa M. (a)			VP
von Schack, Wesley W. (d)	D, P, CEO	D, CB, P, CEO	D	D, CB, P, CEO	D
Wickham, Denis E. (a)			D, EVP, COO

	ENERGY EAST ENTERPRISES	MAINE NATURAL GAS CORPORATION	THE ENERGY NETWORK, INC.	ENERGY EAST SOLUTIONS, INC.

Beaudoin, Mark R. (e)				VP
Benson, Richard R. (b)			D	D
Call, Curtis, I. (t)			T	T, S
German, Michael I. (i)	D, P	D, P
Jasinski, Kenneth M. (d)	D		D
Kump, Robert D. (d)	S, T		VP, S, CFO
Mahoney, R. Scott (l)	CL
McClain, F. Michael (c)		D
Quimby, Darrel R. (l)		VP, S, CL
Taylor, Carl A. (e)			D, P	P, D
von Schack, Wesley W. (d)	D		D
Zink, Karen L. (j)		T

	ENERGY EAST TELE- COMMUNI- CATIONS. INC.	CAYUGA ENERGY, INC.	CMP GROUP, INC.	CENTRAL MAINE POWER COMPANY	MAINE ELECTRIC POWER COMPANY	NORVARCO	NEW HAMPSHIRE GAS

Benson, Richard R. (b)		D
Burns Sara J. (l)				P, D	P, D	P, D
Call, Curtis I. (t)	D, T, S	T, S	AT	T, VP, C
Case, Kathleen A. (l)				VP
Coppola, Michael (e)	P
Cyr, William (m)					D, VP
German, Michael I. (i)							D, P
Herling, Douglas A. (l)				VP
Huskilson, C. (l)					D
Jasinski, Kenneth M. (d)			D,EVP,CFO	D
Kump, Robert D. (d)			VP,T, S				S
Mahoney, R. Scott (l)			CL	S, CL	S,CL	S, CL
Masti, Hank G. (a)					D
Michaud, Rachel M. (l)					T	T
Robinson, Stephen G. (l)				VP
Rude, Robert E. (d)		D	VP,C
Smith, Hariph M. (n)					D
Taylor, Carl A. (e)	D	D, P
von Schack, Wesley W. (d)			D, CB, P,CEO	D
Zink, Karen L. (j)							T

	CENTRAL SECURITIES CORPORATION	CUMBERLAND SECURITIES CORPORATION	MAINE YANKEE ATOMIC POWER	MAINECOM SERVICES	SENECA LAKE STORAGE, INC.

Benson, Richard R. (b)					D
Boyles, Brent M. (h)			D
Brown, Kent R. (o)			D
Burke, Raymond (h)			VP
Burns Sara J. (l)	P, COO, D	P, COO, D	D
Call, Curtis I. (t)	T, D	T, D	D	D	T, S
Cariani, Paul R. (m)			D
Case, Kathleen A. (l)	D	D
Chuddy, Barry (h)			D
DeAngelo, Robert J. (h)			D
Fay, Joseph D. (o)			AS, C	S,CL
Feigenbaum, Ted C. (q)			P
Finn, William M. (l)			S
Greenman, Frederic E. (s)			D
Guerrette, Carrie D. (h)			T
Hager, Michael J. (h)			D
Hass, William S. (h)			D
Kacich, Richard M. (h)			D
Kenyon, Bruce D. (h)			D
Kump, Robert D. (d)				D
Linscott, Susan (r)				T
Mahoney, R. Scott (l)	S, CL	S, CL	D
Martin, Robert H. (p)			D
McClain, F. Michael (c)			D	D
Meisner, Michael J. (h)			VP, COO
Moynihan, Peter J. (a)			D
Murley, Dr. Thomas E. (k)			D
Poulin, Gerald C. (l)			D, CB
Powderly, Robert C. (s)			D
Ramsauer, Kirk L. (s)			D
Taylor, Carl A. (e)				D, P	D, P
Thomas, Michael E. (h)			VP, CFO

	UNION WATER POWER COMPANY	CTG RESOURCES INC.	CONNECTICUT NATURAL GAS	TEN COMPANIES, INC.	BERKSHIRE ENERGY RESOURCES	THE BERKSHIRE GAS COMPANY

Allessio, Robert M. (j)			VP, D		BOT, P, CEO	D, P, CEO, T
Ammann, Jr., Vincent L. (g)			VP, T, D
Clark, Cheryl M. (j).						CL
Fallona, John F. (r)	P,D
Fay, Joseph D. (o)	S, CL
German, Michael I. (i)			D, P
Janczewski, Janet L. (g)			S
Jasinski, Kenneth M. (d)		D, EVP,CFO	D		BOT	D
Kelley, Tim D. (g)			VP
Kump, Robert D. (d)		VP, T, S			VP,T, S
Laurito, James P. (f)			D
Linscott, Susan (r)	T
McClain, F. Michael (c)	D
Reis, William (i)			VP
Rude, Robert E. (d)		VP, C			VP,C
Taylor, Carl A. (e)	D			D, P
von Schack, Wesley W. (d)		D, CB, P, CEO	D		BOT	D
Zink, Karen L. (j)						VP

	RGS ENERGY GROUP, INC.	ROCHESTER GAS AND ELECTRIC CORPORATION	ENERGETIX INC.	RGS DEVELOPMENT CORP.

Allessio, Robert M. (j)
Benson, Richard R. (b)			D
Call, Curtis I. (t)			T, S
Clark, Cheryl M. (j)
Clark, Jeff R. (f)		S
Conroy, Michael H. (f)		VP
DiStefano, J.T. (f)			VP
DiTommaso, Francis (a)		VP
Eastman, Michael D. (a)		VP
Irish, David J. (f)		VP
Jasinski, Kenneth M. (d)	D	D		D
Kump, Robert D. (d)	VP, S, T			P, T, S
Lahtinen, James A. (f)		VP
Laurito, James P. (f)	D, P, CEO	D, P
Mecredy, Robert C. (f)		VP
Olson, Clifton B. (f)			D
Syta, Joseph J. (f)		C, T
Taylor, Carl A. (e)			D, P
Turner, Teresa M. (a)		VP
von Schack, Wesley W. (d)	D	D	D	D
Wickham, Denis E. (a)		D, EVP, COO
Widay, Joseph A. (f)		VP

Part II.    Financial Connections as of December 31, 2003
Name of Officer or Director	Name and Location of Financial Institution	Position Held in Financial Institution	Applicable Exemption

Wesley W. von Schack	Mellon Financial Corporation and Mellon Bank, N.A.	Director	Rule 70(b)

Part III.    Compensation and Other Related Information

(a), (b), (c) and (e)    Compensation of directors and executive officers of system companies, directors' and executive officers' interests in securities of system companies, directors' and executive officers' contracts and transactions with system companies and participation in bonus and profit-sharing arrangements and other benefits are contained in:

Energy East Corporation's proxy statement, which was filed on April 26, 2004, on pages 14 through 23 which is incorporated by reference.

Central Maine Power Company's Annual Report on Form 10-K, page 169, for the year ended December 31, 2003, File No. 1-5139.

New York State Electric & Gas Corporation's Annual Report on Form 10-K, page 169, for the year ended December 31, 2003, File No. 1-3103-2.

Rochester Gas and Electric Corporation's Annual Report on Form 10-K, page 169, for the year ended December 31, 2003, File No. 1-672.

(d)    Directors' and Executive Officers' Indebtedness to System Companies:

None.

(f)    Directors' and Executive Officers' Rights to Indemnity.

The state laws under which each of Energy East Corporation and its domestic direct and indirect subsidiaries is incorporated provide broadly for indemnification of directors and officers against claims and liabilities against them in their capacities as such. See By-Law 33 of Energy East Corporation's By-Laws as amended, effective April 12, 2001. On April 8, 2004, the third paragraph of By-Law No. 10 of the Corporation was amended to read as follows: "No director who shall have attained the age of 70 shall stand for reelection as a director; provided, however, that such age limitation shall not apply in connection with the election of directors at the 2004 Annual Meeting of Stockholders."

Item 7.    Contributions and Public Relations

1.  Energy East Corporation and its subsidiaries have established political action committees and have incurred certain costs in accordance with the provisions of the Federal Election Campaign Act, for the administration of such committees.

2.  Expenditures, disbursements or payments for the account of any citizens group or public relations counsel are as follows:
Company	Beneficiary	Purpose	Account	Amount

Berkshire Gas Company	John Bartley	Lobbying activities	Expenditures for certain civic political and related activities	$24,996

Connecticut Natural Gas Corporation	Killeen Donohue & Jaff	Lobbying activities	Expenditures for certain civic political and related activities	$69,100

Connecticut Natural Gas Corporation	The O'Leary Group	Lobbying activities	Expenditures for certain civic political and related activities	$26,500

The Southern Connecticut Gas Company	The O'Leary Group	Lobbying activities	Expenditures for certain civic political and related activities	$26,500

The Southern Connecticut Gas Company	Daniel Gilman Government Relations	Lobbying activities	Expenditures for certain civic political and related activities	$58,300

New York State Electric & Gas Corporation	Southern Tier Economic Growth	Economic development	Miscellaneous general expenses	$17,400

New York State Electric & Gas Corporation	Sullivan County Partnership	Economic development	Miscellaneous general expenses	$16,000

New York State Electric & Gas Corporation	Buffalo Niagara Enterprise	Economic development	Miscellaneous general expenses	$30,000

Company	Beneficiary	Purpose	Account	Amount

Rochester Gas and Electric Corporation	Greater Rochester Enterprise	Economic development	Donations	$50,000

Rochester Gas and Electric Corporation	High Tech Rochester	Economic development	Donations	$29,000

Rochester Gas and Electric Corporation	Start-up Resource Awards Program	Economic development	Donations	$20,000

Rochester Gas and Electric Corporation	Enterprise Foundation	Economic development	Donations	$10,000

Rochester Gas and Electric Corporation	Rochester Downtown Development Corp.	Economic development	Donations	$5,000

Rochester Gas and Electric Corporation	Monroe County Industrial Development Corp.	Economic development	Donations	$5,000

Item 8.    Services, Sales and Construction Contracts

Part I.    Contracts for services, including engineering or construction services or goods supplied or sold by a system company to another system company are as follows:
Nature of Transaction	Serving Company	Receiving Company	Compensation	Date of Contract	Contract In Effect at Year-End Yes/No

Materials and Services	New York State Electric & Gas Corporation	Energy East Telecommunications Inc.	$153,154	6/98	Yes

Materials and Services	Energy East Telecommunications, Inc.	New York State Electric & Gas Corporation	$136,797	7/98	Yes

Services and Emergency Services	New York State Electric & Gas Corporation	Rochester Gas and Electric Corporation	$4,034,981	4/03	Yes

Materials and Services	New York State Electric & Gas Corporation	Maine Natural Gas Corporation	$131,394	1/03	Yes

Customer Bill Printing	New York State Electric & Gas Corporation	The Southern Connecticut Gas Company	$501,185	3/03	Yes

Customer Billing Services	New York State Electric & Gas Corporation	The Berkshire Gas Company	$199,975	1/03	Yes

Right of Occupancy and Pole Attachment Services	New York State Electric & Gas Corporation	Dominion Telecom East, LLC	$230,533	10/99	Yes

Gas Procurement and Support Services	CNE Energy Services	Energy East Solutions, Inc.	$636,000	7/99	Yes

Management Services	The Berkshire Gas Company	Berkshire Propane, Inc.	$57,294	1/03	No

Dispatch, Technical, Emergency Services	The Berkshire Gas Company	Berkshire Propane, Inc.	$116,298	1/03	No

Management Services	The Berkshire Gas Company	The Southern Connecticut Gas Company	$128,961	1/03	Yes

Management Services	The Berkshire Gas Company	Connecticut Natural Gas	$128,821	1/03	Yes

Nature of Transaction	Serving Company	Receiving Company	Compensation	Date of Contract	Contract In Effect at Year-End Yes/No

Gas Procurement, IT Services	The Southern Connecticut Gas Company	The Berkshire Gas Company	$171,843	1/03	Yes

Gas Procurement, IT Services	Connecticut Natural Gas Corporation	The Berkshire Gas Company	$71,426	1/03	Yes

Support Services	The Berkshire Gas Company	Maine Natural Gas Corporation	$23,453	1/03	Yes

Support Services	The Berkshire Gas Company	New Hampshire Gas	$8,991	1/03	Yes

Management Services	Connecticut Natural Gas Company	The Southern Connecticut Gas Company	$1,675,533	1/03	Yes

Management Services	Connecticut Natural Gas Company	TEN Companies, Inc.	$108,410	1/03	Yes

Administrative Services	The Southern Connecticut Gas Company	Total Peaking Services, LLC	$1,142,772	4/96	Yes

Management Services	The Southern Connecticut Gas Company	Connecticut Natural Gas	$1,892,126	1/03	Yes

Support Services	Rochester Gas and Electric Corporation	Energetix, Inc.	$1.080,312	7/02	Yes

Rent	Rochester Gas and Electric Corporation	Energetix, Inc.	$102,000	7/02	Yes

Support Services	Rochester Gas and Electric Corporation	New York State Electric & Gas Corporation	$2,589,206	1/03	Yes

Support Services	Rochester Gas and Electric Corporation	Berkshire Gas Corporation	$322,782	4/03	Yes

Support Services	Central Maine Power Company	CMP Group, Inc.	$185,407	3/03	Yes

Support Services	Central Maine Power Company	Rochester Gas and Electric Corporation	$945,534	4/03	Yes

Support Services	Central Maine Power Company	Maine Electric Power Company, Inc.	$713,245	4/03	Yes

Rent	Central Maine Power Company	Maine Electric Power Company, Inc.	$6,206	1/02	Yes

Nature of Transaction	Serving Company	Receiving Company	Compensation	Date of Contract	Contract In Effect at Year-End Yes/No

Support Services	Central Maine Power Company	Union Water Power Company	$1,236,344	3/03	Yes

Support Services	Central Maine Power Company	MaineCom Services	$66,580	3/03	Yes

Rent	Central Maine Power Company	MaineCom Services	$357,254	9/97	Yes

Support Services	Central Maine Power Company	Maine Natural Gas Corporation	$164,582	3/03	Yes

Support Services	Maine Electric Power Company, Inc.	Chester SVC Partnership	$402,618	7/00	Yes

Utility Services	Union Water Power Company	Central Maine Power Company	$2,935,664	12/01	Yes

Utility Services	Union Water Power Company	MaineCom Services	$130,986	7/00	Yes

Contracts omitted include rent and support services contracts between companies that amounted to less than an aggregate consideration of $100,000 between companies.

Part II.    Contracts to purchase services or goods from an affiliate other than a system company or from a company in which any officer or director of the receiving company is a partner or owns 5% or more of any class of equity securities.

None

Part III.    Employment of any person by any system company for the performance on a continuing basis of management services.

None

Item 9.    Wholesale Generators and Foreign Utility Companies

Part I.

South Glens Falls, LLC: a) South Glens Falls, which is 85% owned by Cayuga Energy, Inc., is located at One Hudson Street, South Glens Falls, NY. Its business address is 81 State Street, Stephens Square, 5th Floor, Binghamton, NY 13901-3110. South Glens Falls is a 63MW, natural gas fired, combined cycle co-generation facility. b) Cayuga Energy has invested $1.6 million in South Glens Falls. Energy East Corporation has no financial obligations. c) See Exhibit I for debt, equity and net income amounts. d) South Glens Falls has consultative, administrative, project management, material procurement, design, cost estimate and support services contracts with Cayuga Energy, Inc. The services provided to South Glens Falls are billed at the cost of time and materials.

Carthage Energy, LLC: a) Carthage Energy, which is 100% owned by Cayuga Energy, Inc., is located at 701 West End Avenue, Carthage, NY. Its business address is 81 State Street, Stephens Square, 5th Floor, Binghamton, NY 13901-3110. Carthage Energy is a 63MW, natural gas fired, combined cycle co-generation facility. b) Cayuga Energy has invested $5.5 million in Carthage Energy. Energy East Corporation has no financial obligations. c) See Exhibit I for debt, equity and net income amounts. d) Carthage Energy has consultative, administrative, project management, material procurement, design and support services contracts with Cayuga Energy, Inc. The services provided to Carthage Energy are billed at the cost of time and material. Cayuga Energy, Inc. has a service agreement with New York State Electric & Gas Corporation, which provides for NYSEG to perform administrative, consultative and support services. The services provided to Carthage and South Glens Falls are billed at the cost of time and materials.

PEI Power II, LLC: a) PEI Power II, which is 50.1% owned by Cayuga Energy, Inc., is located at 170 Power Boulevard, Archbald, PA 18403. Its business address is 81 State Street, Stephens Square, 5th Floor, Binghamton, NY 13901-3110. PEI Power II is a 45MW, natural gas-fired facility. b) Cayuga Energy has invested $11.9 million in PEI Power II. c) See Exhibit I for debt, equity and net income amounts. d) PEI Power II has a support services contract with New York State Electric & Gas Corporation. The services provided to PEI Power II are billed at the cost of time and materials.

Energy East has no foreign utility companies.

Part II.  Organization chart showing the relationship of each exempt wholesale generator and foreign utility company to other system companies. - See Exhibit H.

Part III.  Amount of aggregate investment in exempt wholesale generators $19.0 million.

Ratio of aggregate investment in exempt wholesale generators to aggregate capital investment in domestic public utility subsidiaries 1%.

Item 10.    Financial Statements and Exhibits

Financial Statements

Consolidating financial statements are listed in Exhibit F. These consolidating financial statements are not covered by the independent accountants' reports, which have been incorporated by reference from Form 10-K into this Form U5S.

EXHIBITS
Exhibit A

A-1	Annual Report of Energy East Corporation on Form 10-K for the year ended December 31, 2003, - File No. 1-14766 and incorporated herein by reference.

A-2	Annual Report of Central Maine Power Company on Form 10-K for the year ended December 31, 2003, - File No. 1-5139 and incorporated herein by reference.

A-3	Annual Report of New York State Electric & Gas Corporation on Form 10-K for the year ended December 31, 2003, - File No. 1-3103-2 and incorporated herein by reference.

A-4	Annual Report of Rochester Gas and Electric Corporation on Form 10-K for the year ended December 31, 2003, - File No.1-672 and incorporated herein by reference.

Exhibit B

B-1

Restated Certificate of Incorporation of Energy East Corporation pursuant to Section 807 of the Business Corporation Law filed in the Office of the Secretary of State of the State of New York on April 23, 1998, included as Exhibit 3-1 in Energy East Corporation's Annual Report on Form 10-K for the year ended December 31, 2003, - File No. 1-14766 and incorporated herein by reference.

B-2

Certificate of Amendment of the Certificate of Incorporation filed in the Office of the Secretary of State of the State of New York on April 26, 1999 - included as Exhibit 3-2 in Energy East Corporation's Annual Report on Form 10-K for the year ended December 31, 2003, - File No. 1-14766 and incorporated herein by reference.

B-3

By-laws of Energy East Corporation as amended April 12, 2001 - included as Exhibit 3-3 in Energy East Corporation's Annual Report on Form 10-K for the year ended December 31, 2003, - File No. 1-14766 and incorporated herein by reference. On April 8, 2004, the third paragraph of By-Law No. 10 of the Corporation was amended to read as follows: "No director who shall have attained the age of 70 shall stand for reelection as a director; provided, however, that such age limitation shall not apply in connection with the election of directors at the 2004 Annual Meeting of Stockholders."

B-4

Articles of Incorporation, as amended, Articles of Amendment to the Articles of Incorporation, and Amended and Restated By-laws of Central Maine Power Company filed as Exhibits 3-1 through 3-3 in Central Maine Power Company's Annual Report on Form 10-K for the year ended December 31, 2003, - File No. 1-5139 and incorporated herein by reference.

B-5

Restated Certificate of Incorporation, Certificates of Amendment of the Certificate of Incorporation and By-laws as amended of New York State Electric & Gas Corporation filed as Exhibits 3-1 through 3-5, 3-7 through 3-14 and 3-16 in New York State Electric & Gas Corporation's Annual Report on Form 10-K for the year ended December 31, 2003, - File No. 1-3103-2 and incorporated herein by reference.

B-6

Restated Certificate of Incorporation, Certificate of Amendment of the Certificate of Incorporation and By-laws as amended of Rochester Gas and Electric Corporation filed as Exhibits 3-1 through 3-3 in Rochester Gas and Electric Corporation's Annual Report on Form 10-K for the year ended December 31, 2003, - File No. 1-672 and incorporated herein by reference.

Exhibit C

C-1

Indenture and Supplemental Indentures of New York State Electric & Gas Corporation filed as Exhibits 4-1 through 4-4 in New York State Electric & Gas Corporation's Annual Report on Form 10-K for the year ended December 31, 2003, - File No. 1-3103-2 and incorporated herein by reference.

C-2

General Mortgage and Supplemental Indentures of Rochester Gas and Electric Corporation filed as Exhibits 4-1 and 4-2 in Rochester Gas and Electric Corporation's Annual Report on Form 10-K for the year ended December 31, 2003, - File No. 1-672 and incorporated herein by reference.

Exhibit D	Form of Tax Allocation Agreement filed as Exhibit B in Energy East Corporation's Amendment No. 2 to the Application/Declaration on Form U-1, File No. 070-9609 and incorporated herein by reference.

Exhibit E

E-1	Consent of PricewaterhouseCoopers LLP

E-2	Consent of PricewaterhouseCoopers LLP

E-3	Consent of PricewaterhouseCoopers LLP

E-4	Consent of PricewaterhouseCoopers LLP

Exhibit F

F-1	Consolidating Income Statement of Energy East Corporation and subsidiaries.

F-2	Consolidating Balance Sheet of Energy East Corporation and subsidiaries.

F-3	Consolidating Cash Flow Statement of Energy East Corporation and subsidiaries.

F-4	Consolidating Retained Earnings Statement of Energy East Corporation and subsidiaries.

F-5	Consolidating financial statements for Energy East Corporation's subsidiaries are filed confidentially pursuant to Rule 104.

Exhibit H	The relationship of each Exempt Wholesale Generator, in which the system holds an interest, to other system companies is reflected in Item 1.

Exhibit I	Balance Sheet and Statements of Income and Cash Flows for exempt wholesale generators are filed confidentially pursuant to Rule 104.

S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

April 29, 2004	Energy East Corporation By: /s/Robert E. Rude Robert E. Rude Vice President and Controller